Exhibit 99.2
April 22, 2009
Board of Directors
Penn Millers Mutual Holding Company
72 North Franklin Street
Wilkes-Barre, Pennsylvania 18773
Members of the Board:
At your request, we hereby provide an opinion of the economic value of the subscription rights to be received by eligible policyholders of Penn Millers Mutual Holding Company (“PMMHC” or the “Company”) to purchase the common stock of Penn Millers Holding Corporation (the “Issuer”). Pursuant to a Plan of Conversion (the “Plan”) adopted by the Board of Directors of PMMHC on April 22, 2009, will issue its common stock to the public.
In accordance with the Plan, the Issuer will offer its newly issued shares of common stock for sale in a subscription offering to eligible policyholders of PMMHC and to other eligible subscribers. Any shares of common stock not sold in the subscription offering may be offered for sale to certain members of the general public in a community offering or a syndicated community offering.
It is the opinion of Curtis Financial Group, LLC, that the subscription rights to be received by eligible policyholders of PMMHC and other eligible subscribers to purchase shares of common stock of the Issuer, pursuant to the Plan, will not have any economic value at the time of distribution or at the time the rights are exercised in the subscription offering.
Our opinion is based on the fact that the subscription rights are acquired by the recipients without cost, are nontransferable, nonnegotiable and of short duration, and provide the recipient with the right only to purchase shares of common stock of the Issuer in the subscription offering at a price that is equal to the estimated pro forma market value of the common stock, which will be the same price at which any unsubscribed shares will be sold to purchasers in the community offering or the syndicated community offering.
Sincerely,
Curtis Financial Group, LLC